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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 1999


                                A.C.L.N. LIMITED
                              (Name of Registrant)

                                REYNDERSSTRAAT 30
                              2000 ANTWERP, BELGIUM
                    (Address of Principal Executive Offices)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                           FORM 20-F   X            FORM 40-F
                                    -------                  -------

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           YES                       NO   X
                              -------                  -------

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): NOT APPLICABLE.

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         Annexed hereto are (i) copies of the Condensed Consolidated Financial
Statements of A.C.L.N. Limited, a Cyprus corporation (the "Company"), for the three and nine months ended September 30, 1999 and 1998 presented in accordance with accounting principles generally accepted in the United States, (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods, and (iii) a description of the material developments of the Company.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         A.C.L.N. LIMITED

DATE: February 28, 2000               BY: /S/  Michael Doherty
                                          -------------------------------------
                                      NAME: Michael Doherty
                                      TITLE: Director


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                                INDEX TO EXHIBITS

         Exhibit
         -------

         99.A Condensed Consolidated Financial Statements of A.C.L.N. Limited and subsidiary for the three and nine months ended September 30, 1999 and 1998 presented in accordance with accounting principles generally accepted in the United States

         99.B Management's Discussion and Analysis of Financial Condition and Results of Operations

         99.C     Material developments